SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 3, 2006

Commission File Number: 000-50825

GPC BIOTECH AG

(Exact name of registrant as specified in its Charter)

Fraunhoferstrasse 20

D-82152 Martinsried/Munich, Germany

Tel: 011 49 89 8565 2600

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                    No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                    No      X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INDEX

Exhibit 1	Annual Report of GPC Biotech AG to shareholders for the fiscal year ended December 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 3, 2006
GPC BIOTECH AG

	By:	/s/ Bernd Seizinger
	Name:	Bernd Seizinger, M.D., Ph.D.
	Title:	President and CEO

	By:	/s/ Mirko Scherer
	Name:	Mirko Scherer, Ph.D.
	Title:	Senior Vice President and CFO